

Príncipe de Vergara, 187
Plaza de Rodrigo Uría
28002 Madrid - España
Tel +34 91 586 04 00

Banco Santander, S.A.
Av. de Cantábria s/n
28660 Boadilla del Monte, Madrid

With a copy to
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549- 1090
United States of America

Madrid, 23 March 2022

Dear Sirs,

Re: SEC Registration as a Non-resident Security-based Swap Dealer

We, Uría Menéndez Abogados, S.L.P. ("**UM**"), are acting as Spanish counsel to Banco Santander S.A. (the "**Bank**"), in connection with its application for registration as non-US security-based swap ("**SBS**") dealer ("**SBSD**") with the United States Securities and Exchange Commission ("**SEC**").

Terms beginning with capital letters but not defined in this letter will have the meanings set out in the MOU between SEC and ECB and the MOU between SEC, CNMV and BdE, as both defined further in this opinion.

1. **Background**

    We have been requested to provide an opinion in connection with certain issues of Spanish law based on the facts described hereinafter with respect to:

    (i)   access by or on behalf of the SEC to the Books and Records relating to the Covered Activities; and

    (ii)   any On-Site Inspection[1] by the SEC taking place in Spain.

    This legal opinion is provided in order to satisfy the requirement in SEC Rule 15Fb2-4(c)(1)(ii) for the Bank to provide an opinion of counsel in connection with its application for registration as an SBSD.

---

[1] The term "On-Site Inspection" will also cover the term "On-Site Visit" as defined in the MOU between SEC, CNMV and BdE.

As regards Books and Records that are relevant for the purposes of this legal opinion, they are held by the Bank as follows:

(i)   some Books and Records are physically held or electronically stored in Spain (the "**Spanish Books and Records**"); and

(ii)   some Books and Records are physically held or electronically stored in the US (the "**US Books and Records**").

2.   Questions

Against this background we have been asked to analyze the following questions:

A.   Can the Bank, as a matter of Spanish law, provide the SEC with prompt access to the Spanish Books and Records?

B.   Can the Bank, as a matter of Spanish law, submit to On-Site Inspection its Spanish Books and Records by the SEC?

C.   Does the Bank breach Spanish law by submitting to On-Site Inspections and the examination of its US Books and Records by the SEC in the US?

3.   Scope

This legal opinion is limited to matters of Spanish law arising in the context of (a) the access by the SEC to Spanish Books and Records, (b) the On-Site Inspections and examinations by the SEC taking place in Spain and/or (c) the on-site inspections and examinations of US Books and Records by the SEC taking place in the US.

On the basis that the Bank has the European Central Bank as "prudential regulator", and the Bank is not registered nor subject to registration with the SEC as a broker or dealer, this opinion does not cover financial records necessary to assess compliance with SEC margin and capital requirements.

4.   Documents reviewed

For the purposes of this opinion, we have examined the following documents:

(i)   the Memorandum of Understanding between the United States Securities and Exchange Commission and the European Central Bank concerning consultation, cooperation and the exchange of information related to the supervision and oversight of certain cross-border over-the-counter derivatives entities in connection with the use of substituted compliance by such entities dated August 16, 2021 (the "**MOU between SEC and ECB**");

(ii)   the Memorandum of Understanding between the United States Securities and Exchange Commission, the *Comisión Nacional del Mercado de Valores* and the *Banco de España* concerning consultation, cooperation and the exchange of information related to the supervision and oversight of certain cross-border over-the-counter derivatives entities in connection with the use of substituted compliance by such entities dated October 2021 (the "**MOU between SEC, CNMV and BdE**");

(iii)   the administrative arrangement for the transfer of personal data between each of the European Economic Area ("**EEA**") Authorities set out in Appendix A, including the CNMV, and each of the non-EEA Authorities set out in Appendix B, including the SEC dated May 23, 2019 and May 10, 2019, respectively (the "**Data Protection Arrangement**"); and

(iv)   the SEC's Order Granting Conditional Substituted Compliance in Connection with Certain Requirements Applicable to Non-U.S. Security-Based Swap Dealers and Major Security Based Swap Participants subject to regulation in the Kingdom of Spain dated October 22, 2021 (Release No. 34-93412; File No. S7-09-21) (the, "**SEC Order**").

For the purposes of this opinion, we have reviewed no documents other than those mentioned in section 4.

5.   Assumptions

In giving our opinion, we have assumed the following:

5.1   The Bank is a significant institution supervised by the CNMV and the ECB (with the participation of the BdE).

5.2   The Spanish Books and Records are held with the Bank or a group company of the Bank in the sense of article 42 of the Spanish Commercial Code.

5.3   The access to, the transmission of and the On-Site Inspections and examinations of the Books and Records are related to clients forming part of the Covered Activities (the "**Relevant Clients**") and employees of the Bank based in Spain (the "**Relevant Employees**").

5.4   The Relevant Clients are investment banking clients and the Books and Records are therefore not linked to the asset management, securities trading or deposit business for individual clients. None of the Relevant Clients is a natural person.

5.5   The disclosure of information and any On-Site Inspections are limited to information which is necessarily required for the supervisory, oversight and enforcement activity of the SEC with respect to the Covered Activities of the Bank.

5.6   The Books and Records may include limited personal data -as defined in the General Data Protection Regulation 2016/679 (the "**GDPR**")- regarding legal representatives and contact persons of the Relevant Clients and regarding the Relevant Employees (the "**Personal Data**"). These Personal Data would only include basic categories of data such as identification details (name and surname) and professional contact details. The access and processing of the Personal Data by the SEC is incidental[2] to the transmission of and the On-Site Inspections and examinations of the Books and Records.

5.7   The Bank or its relevant associated persons (including affiliates), as the case may be, have obtained any consents and approvals of any Relevant Clients or Relevant Employees required for the disclosure of their respective information in the relevant

---

[2] Due to the fact that the Relevant Clients would be legal entities, the personal data that would be included in the Books and Records will be (i) personal data of legal representatives of the Bank and its Clients; and (ii) personal data of employees that may participate in a transaction. The access and processing of these personal data by the SEC will be therefore limited and incidental (i.e., the access and examination of information by the SEC will not be focused on the personal data that may be included in the Books and Records).

Books and Records to, or to allow On-site Inspection and examination by the SEC, in each case to the extent, as considered in this Opinion, such consent or approval, as the case may be, is able to be validly given, and such consent or approval has not been revoked.

5.8   The access to, the transmission of and the On-Site Inspections and examinations of the Books and Records are exercised by the SEC and not by or on behalf of any other foreign authorities.

5.9   As regards the access to, and the transmission of, the Spanish Books and Records to the SEC and the On-Site Inspections and examinations of the Spanish Books and Records by the SEC, the SEC and/or the persons and/or organizations directly or indirectly acting on behalf of the SEC in this respect (i) are bound by official or professional secrecy, notwithstanding provisions on the public nature of proceedings and the notification of the general public about such proceedings, (ii) will use the Spanish Books and Records exclusively for the lawful supervision and oversight (including enforcement) of financial institutions and financial markets under U.S. laws and regulations and (iii) will not forward the Spanish Books and Records to other authorities, courts or bodies for any purpose other than as stated under (ii).

5.10 Neither the contractual arrangements with its clients nor any orders by, or other arrangements with, supervisory authorities or any other administrative or judicial bodies, prohibit the Bank from providing the SEC with prompt access to the Covered Books and Records, or to submit to On-site Inspection and examination by the SEC in Spain or in the U.S.

5.11 The MOU between SEC and ECB, the MOU between SEC, CNMV and BdE and the Data Protection Agreement are in full force and no notice of termination or discontinuation have been sent in accordance with them.

5.12 The SEC, ECB, CNMV and BdE, as applicable, will comply in all respects with all the provisions of the MOU between SEC and ECB, the MOU between SEC, CNMV and BdE and the Data Protection Agreement.

5.13 The Bank will keep US Books and Records in the US in accordance with the SEC rules.

6.   Question A: Can the Bank, as a matter of Spanish law, provide the SEC with prompt access to the Spanish Books and Records?

6.1   Blocking Statute

Under Spanish law, there is no general restriction or prohibition in the form of a blocking statue or otherwise that would prohibit the Bank from submitting to On-site Inspection and examination by the SEC of the Bank's Spanish Books and Records in Spain or its US Books and Records in the US. Moreover, Article V of the MOU between SEC and ECB and Article V of the MOU between the SEC, CNMV and BdE provides for certain procedures to be followed in connection with On-Site Inspection. Assuming that the SEC would abide by the applicable procedures, the Bank can, as a matter of Spanish law, submit to On-site Inspection and examination by the SEC of its Spanish Books and Records in Spain.

However, the disclosure and cross-border transfer to the SEC of the information and data contained in the Spanish and/or US Books and Records, in particular personal data of

Relevant Employees and Relevant Clients of the Bank included in the Spanish and/or US Books and Records, may be subject to certain restrictions under Spanish law. Similar restrictions may apply in respect of employee data of the individuals participating in On-site Inspection and examination in Spain.

Below we are outlining the Spanish law provisions to the extent relevant in the context of the disclosure and cross-border transfer to the SEC of the information and data contained in the Spanish and US Books and Records.

6.2 Bank secrecy obligations

In accordance with article 83 of Law 10/2014, of 26 June 2014, on the regulation, supervision and solvency of credit institutions (the "**LOSSEC**"), the Bank must hold confidential all information on balances, positions, transactions and other operations with its clients; that information may not be disclosed to third parties or disseminated.

Exceptions to this confidentiality rule are the following:

a) information which disclosure or dissemination to third parties is permitted by the client or by law; or

b) information that is requested by or must be submitted to the corresponding supervisory authorities; or

c) information that is required in order to comply with Law 10/2010 of 28 April 2010 on the prevention of money laundering and terrorist financing. In this case the information shall be disclosed in accordance with the provisions established by the client or by law; and

d) Information exchanges between credit institutions belonging to the same consolidated group.

On the basis of the aforementioned exceptions, it can be concluded that the SEC could have access to the Spanish Books and Records including information on balances, positions, transactions and other operations with the Relevant Clients without breaching article 83 of LOSSEC so long as Relevant Clients have provided a valid consent to the disclosure of information in the relevant Books and Records (as is assumed above) to the SEC or if the access is under an On-Site Inspection conducted in accordance with the MOU between SEC and ECB and/or the MOU between SEC, CNMV and BdE (see section 7 below).

6.3 Data protection

According to Article 44 of the GDPR and the European Data Protection Board Guidelines, the access of personal data by public or private entities (including authorities) located in third countries that do not ensure an adequate level of protection (such as the US) is required to be accompanied with appropriate safeguards (e.g. the execution of EU Standard Model Clauses between the data exporter and the data importer, as well as the adoption of supplementary guarantees, where required).

Article 49.1 GDPR provides a list of derogations that may legitimize international transfers in the absence of appropriate safeguards. However, these derogations are exemptions from the general principle that personal data may only be transferred to third countries if an adequate level of protection is provided for in the third country or if appropriate safeguards have been provided and the data subjects enjoy enforceable and effective rights in order to continue to benefit from their fundamental rights and safeguards. Due to this fact and in accordance with the principles inherent in EU law, the derogations must be interpreted restrictively so that the exception does not become the rule. This also implies that recourse to the derogations of Article 49 GDPR should never lead to a situation where fundamental rights might be breached.

On the basis of the aforementioned, the Bank could transfer the Personal Data:

1) if the Bank and the SEC execute controller-to-controller Standard Contractual Clauses (Commission implementing Decision (EU) 2021/915 of 4 June 2021) and implement supplementary measures, if required; or

2) if any of the following derogations (set out in Article 49 GDPR) can be considered applicable:

a) Consent (Article 49.1.(a) GDPR): "*the data subject has explicitly consented to the proposed transfer, after having been informed of the possible risks of such transfers for the data subject due to the absence of an adequacy decision and appropriate safeguards*". This consent must be free, explicit, specific and informed. Thus, if a Relevant Client or a Relevant Employee does not provide his/her consent to the international transfer (or if such consent is provided but determined to be invalid)[3] and no other derogation applies, his/her data will have to be removed from the accessed Books and Records.

b) Public interest (Article 49.1.(d) GDPR): "*the transfer is necessary for important reasons of public interest*". Only public interests recognized in EU law or in the law of the Member State to which the controller (i.e. the Bank) is subject can lead to the application of this derogation. However, for the application of this derogation, it is not sufficient that the data transfer is requested (for example by a third country authority) for an investigation which serves a public interest of a third country which, in an abstract sense, also exists in EU or Member State law. Rather, the existence of an international agreement or convention which recognizes a certain objective and provides for international cooperation to foster that objective can be an indicator when assessing the existence of a public interest pursuant to Article 49.1.(d) GDPR, as long as the EU or the Member States are a party to that agreement or convention. In this regard we refer to the MOU between SEC, CNMV and BdE and the Data Protection Arrangement on data protection. Where transfers are made in the usual course of business or practice, the EU data protection authorities strongly encourage data exporters to

---

[3] The free consent of the Relevant Employee could be challenged by the Spanish data protection authorities ("DPA") due to the imbalance between the Bank and the Relevant Employee. According to the Guidelines on employment relationships issued by the Spanish DPA in May 2021: "*In the context of the employment relationships, the main legal basis [to process the employees' personal data] is the execution of the employment contract since the employees' consent is not valid when it is provided in a context in which there is a clear imbalance between the data subject and the data controller. The imbalance position between the company and the employee requires to extreme safeguards and, in particular, the compliance with the proportionality and purpose limitation principles. Employees are almost never in a position to freely give, refuse or revoke consent, given the dependency that results from the employer/employee relationship. Given the imbalance of power, employees can only give free consent in exceptional circumstances, when no consequences at all are connected to acceptance or rejection of an offer.*" (Opinion 2/2017 on data processing at work of June 2017).

frame these by putting in place appropriate safeguards in accordance with Article 46 GDPR rather than relying on the derogation as per Article 49.1.(d) GDPR.

The MOU between SEC, CNMV and BdE (please see section 6.3.2) also mentions the potential application of other derogations such as (i) that the transfer is necessary for the performance of a contract between the data subject and the controller or for the implementation of pre-contractual measures taken at the data subject's request (Article 49.1.(b) GDPR); (ii) that the transfer is necessary for the conclusion or performance of a contract concluded in the interest of the data subject between the controller and another natural or legal person (Article 49.1.(c) GDPR); and (iii) that the transfer is necessary for compelling legitimate interests under a number of specific enumerated conditions (Article 49.1 § 2 GDPR). However, due to the incidental nature of the Personal Data (please see section 5.6), it is unclear that the Spanish Data Protection Authority may interpret that the derogations set out in Articles 49.1.(b) GDPR, 49.1.(c) GDPR and 49.1 § 2 GDPR may apply in this case (for example, regarding derogations of Article 49.1.(b) and (c), they require the existence of a contract executed between the data subject and the controller or concluded in the interest of the data subject).

In any event, when applying Article 49 GDPR, it must be taken into account that according to Article 44 GDPR each processing activity must comply with the data protection principles in Article 5 GDPR and be lawful in accordance with Article 6 GDPR.

Finally, in cases where the Personal Data are not relevant for the purposes of the access and subject to regulatory requirements, the possibility of anonymizing these Personal Data included in the Books and Records could be also explored; in such a case, the Spanish data protection rules will not apply.

6.4 Conclusion

Based on the above and subject to the qualifications set forth herein (see section 9 below), we are of the opinion that the Bank can, as a matter of Spanish law, provide the SEC with prompt access to the Spanish Books and Records provided the above-mentioned requirements imposed by applicable regulations (among others, those regarding confidentiality and data protection) are met.

7. Question B: Can the Bank, as a matter of Spanish law, submit to On-Site Inspection and examination by the SEC in relation to the Spanish Books and Records?

As a result of the sovereignty of the Kingdom of Spain and in line with the principles of international law, foreign financial market supervisory authorities may not carry out direct On-Site Inspections and examination by the SEC in relation to the Spanish Books and Records in the Bank, except if:

(i)   the Bank allows the On-site Inspection and examination by the SEC in relation to the Spanish Books and Records, provided that the confidentiality obligations and data protection regulations referred to in sections 6.2 and 6.3 respectively, are complied with, or

(ii)   the On-Site Inspections and examination by the SEC in relation to the Spanish Books and Records are conducted in accordance with the MOU between SEC and ECB and/or the MOU between SEC, CNMV and BdE.

Both MOUs provides that the SEC may conduct On-Site Inspection of the Bank, including to inspect, examine and obtain its Books and Records directly through such On-Site Inspection where necessary in order to fulfil the SEC supervisory and oversight responsibilities in connection with Covered Activities.

In any event, in conducting On-Site Inspections, the SEC will consult and work collaboratively with the CNMV and/or the BdE and has to comply before conducting an On-Site Inspection with procedures set out in section 49 of the MOU between SEC, CNMV and BdE.

Without prejudice to the data protection considerations in 6.3 above applicable to the Relevant Employees, under Spanish law, Relevant Employees will be obliged to cooperate in any On-Site Inspection with the SEC if so requested by the Bank, as the Bank is entitled to instruct them to do so in its capacity as employer.

Therefore, based on the above and subject to the qualifications set forth herein (see section 9 below), we are of the opinion that the Bank can, as a matter of Spanish law, submit to On-site Inspection and examination by the SEC in relation to the Spanish Books and Records.

8. Question C: Can the Bank, as a matter of Spanish law, submit to On-site Inspection and examination by the SEC in relation to its US Books and Records?

From a Spanish regulatory standpoint, based on the assumption that any On-site Inspections and examinations of the US Books and Records occurs in the United States and, as ensured by the Bank, without the involvement of employees or other representatives or agents of the Bank or of a Bank group company located in Spain, there is no action taking place on Spanish territory, and therefore no prohibition, restriction or limitation under Spanish law apply to any On-site Inspection and examination by the SEC in relation to its US Books and Records.

From a Spanish data protection standpoint, should the Bank be considered as data controller of the US Books and Records, the On-site Inspection and examination by the SEC of the US Books and Records will be subject to the obligations set out under Spanish data protection law as above indicated.

9. Qualifications

The opinions set forth herein in sections 6, 7 and 8 are subject to the following qualifications:

9.1 This opinion letter relates exclusively to (i) the access provided to the SEC to the Spanish Books and Records, including such Books and Records in respect of which, for purposes of Spanish data protection laws, the Bank is an independent data controller, and (ii) On-site Inspection and examination by the SEC of the Spanish Books and Records at the Bank in Spain and the U.S. Books and Records at the Bank in the United States, as the case may be.

9.2 This opinion is confined to legal matters, and we express no opinion as to any factual matters.

9.3 Spanish legal concepts addressed in this opinion letter in the English language may not be fully equivalent to similar concepts that may be familiar to a foreign court. This opinion letter may therefore only be relied upon under the condition that this opinion letter shall be governed by Spanish law and construed in accordance with Spanish rules of construction and that issues of interpretation of this opinion must be brought before a Spanish court.

9.4   The opinions expressed herein are limited to the laws of Spain as in force on the date hereof and as currently applied and construed by the courts of Spain and/or the Court of Justice of the European Union. In the absence of statutory or established case law, we base our opinion on our independent professional judgement. We have not investigated and do not express or imply any opinion herein concerning any other laws, including without limitation with respect to the law of the place of booking of the SBS.

9.5   No opinion is expressed as to the accuracy of the facts set out or referred to in the documents reviewed or the factual background assumed therein.

9.6   We express no opinion on matters of fact and we assume no obligation to advise the Bank of any changes of factual or legal matters relevant to this legal opinion that may be brought to our attention after the date hereof. To that end, we acknowledge that SEC rules require a non-resident SBSD to re-certify within ninety days after any changes in the legal or regulatory framework that would impact the ability of the SBSD to provide, or the manner in which it would provide, prompt access to its books and records, or would impact the ability of the SEC to inspect and examine the SBSD. Upon such change of law, the SBSD is required to submit a revised Opinion describing how, as a matter of Spanish law, the SBSD will continue to meet its obligations.

This legal opinion is rendered to the Bank and is not to be used, circulated, quoted or referred to in any other way or for any other purpose, without our prior written consent, except that the Bank may submit this opinion to the SEC as part of its application to register as a non-resident SBSD. The SEC may not claim any contractual or non-contractual liability against us for the content of this opinion nor disclose it to other parties without our prior written consent.

This opinion is governed by and construed in accordance with Spanish law. By relying on this opinion, the Bank agrees that all disputes arising out of or relating to this opinion shall besubject to the exclusive jurisdiction of the competent courts of the city of Madrid, Spain.

 Yours sincerely

Isabel Aguilar Alonso   Pilar Lluesma Rodrigo